Hudson Capital - Fr8Hub Merger Transaction



fr8hub

A Digital Cross-border Marketplace
for Shippers and Carriers.

October 15, 2020

Safe Harbor Statement

Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreement and plan of merger (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Hudson Capital or FreightHub, Inc. (Fr8Hub) following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed acquisition, including due to failure to obtain approval of the shareholders of Hudson Capital and stockholders of Fr8Hub, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Fr8Hub’s business and/or the ability of the parties to complete the proposed acquisition; (6) the inability to obtain or maintain the listing of Hudson Capital’s shares of common stock on Nasdaq following the proposed merger; (7) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed merger; (8) the ability to recognize the anticipated benefits of the proposed merger, which may be affected by, among other things, competition, the ability of Fr8Hub to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed merger; (10) changes in applicable laws or regulations; (11) the possibility that Hudson Capital or Fr8Hub may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Fr8Hub; (13) risks related to the organic and inorganic growth of Fr8Hub’s business and the timing of expected business milestones; and (14) other risks and uncertainties indicated from time to time in the prospectus/proxy statement on the Registration Statement on Form S-4, relating to the proposed merger, including those under “Risk Factors” therein, to be filed by Hudson Capital and in Hudson Capital’s other filings with the SEC; (14) projected financial performance of Hudson Capital and Fr8Hub; (15) the expected development of Fr8Hub’s business and projects; (16) execution of Fr8Hub’s vision and growth strategy, including global growth; (17) sources and availability of third-party financing for Fr8Hub’s projects; (18) completion of Fr8Hub’s projects that are currently underway, in development or otherwise under consideration; and (19) future liquidity, working capital, and capital requirements. In particular, the proposed transactions contemplated by the Agreement will require the approval of the shareholders of both Hudson Capital and Fr8Hub, and are subject to other customary closing conditions, including the receipt of approval from The Nasdaq Stock Market, LLC and the completion of the review of the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger.

Forward-looking statements are provided to allow shareholders and potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such information as one factor in evaluating an investment. Hudson Capital and Fr8Hub caution that the foregoing list of factors is not exclusive.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of Hudson Capital and Fr8Hub believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Hudson Capital and Fr8Hub undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

No Offer or Solicitation
This presentation shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Transportation Logistics Platform

Making shipping simple, transparent, and efficient

Fr8Hub, a North American transportation logistics platform, focuses on truckload freight for the **US-Mexico cross-border,** domestic Mexico and domestic US**.**

A **digital freight marketplace, broker, transportation management system (TMS) and public API, Fr8Hub** uses its proprietary technology platform to **connect carriers and shippers** and significantly improves matching and operational efficiency via innovative technologies such as a **live pricing tool** and **real-time tracking.**

Data Driven Analytics

Open Architecture

Scalable Framework

One Control Center

fr8hub

Merger **Overview**

Hudson Capital Inc. (Hudson Capital) entered into a definitive merger agreement to acquire FreightHub, Inc. (Fr8Hub) as a wholly-owned subsidiary. The transaction

- Requires approval from Hudson Capital's shareholders;
- Is subject to other customary regulatory approvals, including approval by NASDAQ of the post-transaction company;
- Will result in the redomestication of Hudson Capital to Delaware; and
- Is expected to close at the beginning of 2021.

Following the merger,

- Hudson Capital shareholders would hold 100% of the private company owning Hudson Capital's legacy business and assets and 14.3% of the Nasdaq listed FreightHub.
- FreightHub shareholders would hold 85.7% of the Nasdaq listed Fr8Hub.

- **The merger agreement includes a revenue earnout schedule, based upon Fr8Hub achieving annual revenue thresholds of $25 million, $50 million and $100 million in 2021, 2022, and 2023, respectively.***

- **Existing Fr8Hub shareholders intend to invest up to $12 million in connection with the closing of the transaction.**

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* For each period, if the revenue threshold is achieved, the FreightHub stockholders shall receive (on a pro rata basis) 3.33% of the issued and outstanding shares of common stock on a fully-diluted basis as of the last day of the applicable calendar year-end, up to a maximum of 10% in the aggregate over the three year period.

Investment Rationale

HUGE NAFTA MARKET	• ~$429B cross-border US-Mexico trade[1] • ~$40B Mexico domestic[2] • ~$800B US domestic[3] • Expected manufacturing shifts to Mexico due to COVID-19
SCALABLE, DIFFERENTIATED TECHNOLOGY	• Launched Fr8Hub platform after 3 years of innovative software development - Data driven analytics - Open architecture - Scalable framework - One control center
MARKET LEADER	• First mover in Mexico to offer top-tier transportation logistics platform • 130+ shipper clients; 1,700+ carriers (80,000+ trucks), 7,800+ shipping loads • Installed new strong, experienced management team
UPSIDE POTENTIAL	• $1.0M monthly revenue for September 2020, up from $247k in May 2020 • Annual revenue in excess of $9M expected for 2020, 100+% growth over 2019 • $25M, $50M & $100M annual revenue earnout targets for 2021, 2022 & 2023

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://canacar.com.mx/app/uploads/2019/08/Agenda_Economica_2019.pdf
3. https://www.trucking.org/news-insights/trucking-industry-revenues-top-796-billion-2018

fr8hub

New Strengthened Management



Javier Selgas

CEO & Director

- Joined Fr8Hub initially as CTO
- 12+ years developing technology and digital marketing, including Country Manager in Osigu, Spain, head of AJEgroup´s IT division in Asia Pacific
- Founded Lanzadera Online digital marketing
- IT Consultant in big corporations such as Endesa and Ibermatica



Mike Flinker

President

- 40+ years in transportation industry with 30+ years cross-border logistics
- Founded FLS Transportation, the largest cross-border logistics company in Canada
- Previously with Clarke Transport Inc., Canadian Pacific and Reimer Express Inc. (a division of Roadway Express)



Paul Freudenthaler

CFO

- 30+ years financial experience, including CFO for several leading companies in the US and Mexico, including Macquarie in Mexico, Old Mutual in Latin America, and Ascentium Capital in the US
- Has led IPOs, conducted M&A and sold multiple companies

fr8hub

Investment Rationale

HUGE NAFTA MARKET	• ~$429B cross-border US-Mexico trade[1] • ~$40B Mexico domestic[2] • ~$800B US domestic[3] • Expected manufacturing shifts to Mexico due to COVID-19
SCALABLE, DIFFERENTIATED TECHNOLOGY	• Launched Fr8Hub platform after 3 years of innovative software development - Data driven analytics - Open architecture - Scalable framework - One control center
MARKET LEADER	• First mover in Mexico to offer top-tier transportation logistics platform • 130+ shipper clients; 1,700+ carriers (80,000+ trucks), 7,800+ shipping loads • Installed new strong, experienced management team
UPSIDE POTENTIAL	• $1.0M monthly revenue for September, up from $247k in May • Annual revenue in excess of $9M expected for 2020, 100+% growth over 2019 • $25M, $50M & $100M annual revenue earnout targets for 2021, 2022 & 2023

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://canacar.com.mx/app/uploads/2019/08/Agenda_Economica_2019.pdf
3. https://www.trucking.org/news-insights/trucking-industry-revenues-top-796-billion-2018

fr8hub

Significant Cross-Border Market Size


US domestic
$800Bn
Freight Spend(2)
MEX-US
cross- border
$429Bn
Freight Spend(1)
Mexican
domestic
$40Bn
Freight Spend(2)
United States
TEXAS
LOUISIANA
CHIHUAHUA
COAHUILA
SINALOA
DURANGO
TAMAULIPAS
SAN LUIS
Mexico
Odessa
San Antonio
Beaumont
Galveston
Chihuahua
Ciudad Cuauhtemoc
Delicias
Parral
Guamúchil
Culiacán
Durango
Mazatlan
Zacatecas
McAllen
Brownsville
Ciudad Victoria
Tampico

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://canacar.com.mx/app/uploads/2019/08/Agenda_Economica_2019.pdf
3. https://www.trucking.org/news-insights/trucking-industry-revenues-top-796-billion-2018

Industry Dynamics

Domestic **Challenges**

- Fragmented market
- Lack of transparency
- Inefficient matching
- Limited visibility

Cross-border **Challenges**

- Tracking and visibility
- Multiple hand-offs
- Economic and cultural gaps
- Customs and regulations

Resulting **Complexity**

- Thousands of brokers
- Operational nightmare
- Excessively high maintenance costs

fr8hub

Fragmented Market
Creates Opportunity in Mexico

- Fr8Hub has built a technology infrastructure that would allow any traditional brokers in Mexico, large or small, to modernize their operations, and significantly improve experiences and efficiency for their carriers and shippers.

- Fr8Hub has opportunities to acquire and consolidate these smaller traditional brokers in Mexico along with their book of business at very reasonable valuation multiples.

Unique Differentiator: Foothold in Mexico

TRADITIONAL BROKERS LOGISTICS/3PL	USA MARKETPLACES	NAFTA MARKETPLACE	INTEGRATED WITH Fr8Hub

TRADITIONAL BROKERS LOGISTICS/3PL



C.H. ROBINSON
LIVINGSTON

USA MARKETPLACES



Uber Freight
CONVOY
TRANSFIX

NAFTA MARKETPLACE



fr8hub

INTEGRATED WITH Fr8Hub



DAT
project44
RMIS

fr8hub

How Does **Fr8Hub Work?**

Less time spent matching each load with Fr8Hub. It's a matter of setting the rate, routes, and trucks, our platform does most of the work.


LOADS
ARCHIVE
POST LOAD
All
Posted
Templates
In progress
Estados Unidos
México


Register and get approved
Quote loads in market place
Get matched
Assign driver and truck
Go pickup
REAL TIME tracking, and status
Upload POD and get paid

fr8hub

The Fr8Hub **Advantage**



Boards
POD
RCS
BOL
Before



After
fr8hub

Main **Functionalities**


for Shippers
for Carriers
24/7 Live Tracking
One control center
Data Analytics
Marketplace
Document management
Message center
Route Plan
Bid on loads
Catch loads

fr8hub



Winning
With Shippers

TRUSTED CARRIERS
Eliminates driver shortage

SAFETY & RELIABILITY
Tracks cross-border

COST TRANSPARENCY
No hidden carrier fees

REDUCE CHAOS
Manage freight in one control center

fr8hub



Winning
With Carriers

MAKE EVERY MILE PAY $
Find freight, reduce deadhead (empty) miles

RAPID PAYMENT
Get paid fast with no factoring

COST TRANSPARENCY
Know exactly how much you're making

STREAMLINE WORKLOAD
Tools to increase your operations efficiency

Product Roadmap & Milestones

2016	2017	2019	Q2 2020	Q3 2020	Upcoming
Start Development	Launch Fr8Hub	Business Intelligence & Analytics	Release NextGen Fr8Hub	API Integration	• Pricing tools intro • TMS expansion • More API integration • Fleet management system launch

fr8hub

Solid Foundation
Ready to Scale

80,000+
Trucks

7,800+
Shipping loads
YTD 2020

1,700+
Carriers
onboarded

130+
Shipper
clients

1,100+mi
Average length
of haul

fr8hub

Growth Strategy

DRIVE GROWTH
- Expanding shipper base
- Increasing carrier ecosystem
- Managing margins
- Leveraging labor market in Mexico

INCREASE TRAINING
- Increasing Mexican - US education
- Kickstarting Fr8Hub University
- Developing college recruiting program

CONTINUE DEVELOPMENT
- Furthering differentiated technology
- Expanding TMS for shippers
- Integrating public API with more partners
- Launching fleet management system for carriers

fr8hub

Revenue: Actual, Guidance and Earnout Targets

Significant Revenue Growth Trend

$1.0M MONTHLY REVENUE ESTIMATED FOR SEPTEMBER, UP FROM $247K IN MAY

REVENUE YEAR	IN USD, M	YOY GROWTH
2019 Actual	$4.2	-
2020 Guidance	$9	114%
2021 Earnout Target[1,2]	$25	178%
2022 Earnout Target[1,2]	$50	100%
2023 Earnout Target[1,2]	$100	100%

The shareholders of Fr8Hub will be issued additional shares should it achieve or exceed revenue thresholds. Up to 3.33% of issued and outstanding shares of the post-transaction NASDAQ company on a fully-diluted basis as of the last day of each applicable Calculation Period.

fr8hub

Comparables

COMPANY	ESTABLISHED	MOST RECENT ROUND OF FINANCING	DATE OF FINANCING	FINANCING AMOUNT	POST-MONEY VALUATION[1]	REVENUE MULTIPLE
Uber Freight	2017	Series A	Oct 20	$500.0	$3,300.0	4.5x[2]
CONVOY	2015	Series D	Nov 19	$400.0	$2,750.0	9.2x[3]
TRANSFIX	2013	Series D	Dec 18	$50.0	$800.0	10.0x[4]
NEXT	2015	Series C	Jan 19	$97.0	$500.0	10.9x[5]
Flock Freight	2015	Series B	Feb 20	$50.0	$102.8	-
forager™	2018	Series A	Mar 20	$10.0	$32.5	-
CargoX	2013	Series E	Jun 20	$82.8	-	-
nuvocargo	2017	Seed	Apr 20	$5.3	-	-
ARRIVE LOGISTICS	2014	Series B	Jun 19	$25.0	-	-
Average Median						8.6x 9.6x
fr8hub	2014	Series A[6]	Jan 21[6]	$12.0[7]	$72.0[7]	2.9x[8]

- US / Mexico (nuvocargo, fr8hub)
- US (Domestic Routes) (Uber Freight, Convoy, Transfix, Next, Flock Freight, Arrive Logistics)
- US / Mexico / Canada (forager)
- Brazil (Domestic Routes) (CargoX)

(1) Post-money valuation amounts identified & sourced from PitchBook
(2) Uber Technologies, Inc. Form 10-K; 2019 YE Revenue
(3) CONVOY reported Frost & Sullivan Estimate; Analyst - Silpa Paul, 2018 YE Revenue
(4) Transfix reported 2018 anticipated YE Revenue
(5) Next trucking reported YE 2018 Revenue
(6) Merger and current financing anticipated to close Q1 '21
(7) Financing amount and post-money valuation align with merger terms
(8) Revenue multiple based on 2021 revenue earnout target

fr8hub

Investment Rationale

HUGE NAFTA MARKET	• ~$429B cross-border US-Mexico trade[1] • ~$40B Mexico domestic[2] • ~$800B US domestic[3] • Expected manufacturing shifts to Mexico due to COVID-19
SCALABLE, DIFFERENTIATED TECHNOLOGY	• Launched Fr8Hub platform after 3 years of innovative software development - Data driven analytics - Open architecture - Scalable framework - One control center
MARKET LEADER	• First mover in Mexico to offer top-tier transportation logistics platform • 130+ shipper clients; 1,700+ carriers (80,000+ trucks), 7,800+ shipping loads • Installed new strong, experienced management team
UPSIDE POTENTIAL	• $1.0M monthly revenue for September 2020, up from $247k in May 2020 • Annual revenue in excess of $9M expected for 2020, 100+% growth over 2019 • $25M, $50M & $100M annual revenue earnout targets for 2021, 2022 & 2023

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://canacar.com.mx/app/uploads/2019/08/Agenda_Economica_2019.pdf
3. https://www.trucking.org/news-insights/trucking-industry-revenues-top-796-billion-2018

fr8hub

Thank you

